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August 29, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Susan Block
Division of Corporation Finance

Re:	USD Partners LP
Draft Registration Statement on Form S-1
Amendment No. 2
Submitted July 24, 2014
CIK No. 0001610682

Ladies and Gentlemen:

This letter sets forth the responses of USD Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 7, 2014 (the “Comment Letter”) with respect to the Confidential Draft Submission No. 3 of the Registration Statement on Form S-1 submitted by the Partnership on July 24, 2014 (the “Confidential Submission”). Concurrently with the submission of this letter, the Partnership has filed publicly through EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

For your convenience, the Partnership has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.

Railcar Fleet, page 8

1.	We note your response to our prior comment 15 and the revised disclosure. We also note that you indicate that you provide fleet services to 3,910 railcars and that affiliates of USD lease 3,096 of the railcars in your fleet. Please revise to further explain what is meant by affiliates of USD lease these 3,096 of the railcars in your fleet. Does this mean that these affiliates lease them from third parties and you provide the fleet services? Or are these somehow leased to you to be considered in your railcar fleet? How many of the 3,910 railcars discussed here are considered to be your fleet? Please revise to further clarify what service you provide regarding the fleet or what use you make of the fleet, for instance.

August 29, 2014

Response: The Partnership has revised the Registration Statement to clarify that the Partnership considers its fleet to be comprised of the railcars for which it provides fleet services, including both the railcars it leases directly from third parties and the railcars affiliates of USD lease from third parties. Please see pages 8, 95 and 126.

Our Growth Opportunities, page 9

2.	Please also include in your summary discussion regarding the right of first offer on the Hardisty Phase II and Hardisty Phase III projects that USD is under no obligation to accept any offer you chose to make on those projects or others, if true. Please also add that balancing language to one of the last two paragraphs on page 2 that discusses future assets you may acquire from USD.

Response: The Partnership has revised the Registration Statement to state that USD is under no obligation to accept any offer the Partnership chooses to make on the Hardisty Phase II and Hardisty Phase III projects. Please see pages 2, 3, 9, 98 and 122.

3.	Please also indicate in the summary that if you are unable to acquire Hardisty Phase II and Hardisty Phase III projects, these expansions may end up directly competing with your Hardisty rail terminal.

Response: The Partnership has revised the Registration Statement to include the requested disclosure. Please see pages 2, 3, 9, 98 and 122.

Risk Factors, page 23

Our partnership agreement does not require us to pay any distributions at all, page 42

4.	This risk factor appears to conflict with the risk factor that immediately precedes it, with the heading “Our partnership agreement requires that we distribute all of our available cash,” at page 41. Please revise for consistency or advise.

Response: The Partnership has revised the Registration Statement to clarify that the Partnership will be required under the partnership agreement to distribute all of its “available cash,” as that term is defined in the partnership agreement, the general partner’s board of directors has broad discretion in setting the amount of cash reserves each quarter and that the board may change the cash distribution policy at any time. Please see page 43.

Use of Proceeds, page 55

5.	We note your response to our prior comment 25 and we reissue in part. Please revise to clearly state, as you have in your response to us, that you have not yet identified any growth projects that you intend to acquire with the proceeds from the offering. Similarly revise to clarify at page 6 under “Pursue accretive acquisitions” that you have no current plans to purchase assets, where you discuss making potential future acquisitions.

Response: The Partnership respectfully advises the Staff that it may potentially use a portion of the net proceeds to acquire the Hardisty Phase II and Hardisty Phase III projects, subject to, among other things, the successful construction of, and negotiation of purchase for, those projects. The Partnership, however, has clarified in the Registration Statement that (1) USD has not offered these assets to Partnership, (2) the

August 29, 2014

Partnership is under no obligation to acquire these assets from USD with the proceeds of this offering, or otherwise, and (3) the Partnership does not presently have definitive agreements with USD or any third parties with respect to acquisitions. Please see page 57.

6.	We note your disclosure on page 20 that you intend to repay $67 million of intercompany indebtedness in connection with this transaction. If you intend to repay this intercompany indebtedness with proceeds from the offering please revise your disclosure in the Use of Proceeds section to indicate so.

Response: The Partnership respectfully advises the Staff that the $67 million of intercompany indebtedness was repaid by the company in the second quarter of 2014 with the proceeds of borrowings under USD’s current credit facility. Therefore, the only indebtedness that will be repaid in connection with the this transaction will be borrowings under USD’s current credit facility. The Partnership has revised the Registration Statement accordingly. Please see pages 21, 57, F-2 and F-3.

Capitalization, page 56

7.	We note from your response to our prior comment 26 and revised disclosure on page 56 that the pro forma as further adjusted cash and cash equivalents and capitalization as of March 31, 2014, gives effect to the issuance and sale of common units in this offering at an assumed initial public offering price of $ per common unit. Please revise to disclose how you calculated or determined the assumed initial public offering price (i.e. mid-point of the price range set forth on the cover of the prospectus).

Response: The Partnership has revised the Registration Statement to provide the requested disclosure. Please see page 58.

8.	Please revise your capitalization table to disclose your outstanding common units, subordinated units and general partner units on an actual, pro forma as adjusted and pro forma as further adjusted basis.

Response: The Partnership has revised the Registration Statement to provide the requested disclosure. Please see page 58. The Partnership advises the Staff that it will further update the Registration Statement to include the number of units on an actual, pro forma as adjusted and pro forma as further adjusted basis when that information becomes available.

August 29, 2014

Pro Forma Distributable Cash Flow, page 63

9.	We note from your response to our prior comment 28 that you have revised this section to include a column reflecting the pro forma distributable cash flow for the three months ended March 31, 2013. Please be advised we do not consider it appropriate to include pro forma financial information without proper discussion of the pro forma adjustments for which you have given effect. In this regard, please revise your filing to include pro forma financial information and related footnotes similar to those provided for the three months ended March 31, 2014 and year ended December 31, 2013, or alternatively, revise the pro forma distributable cash flow section to include footnotes which explain in a clear and robust manner the adjustments that were made to the historical predecessor financial statement for the March 31, 2013 to arrive at the pro forma amounts. Your revised disclosure should include sufficient detail for a reader to easily recalculate the amounts. Please revise accordingly.

Response: The Partnership has revised the Registration Statement to include pro forma financial information and related footnotes for the six months ended June 30, 2013 together with the pro forma financial information and related footnotes for the six months ended June 30, 2014 and the year ended December 31, 2013. Please see pages F-2 through F-10.

10.	Additionally, please disclose that the amounts under the column heading “Twelve Months Ended March 31, 2014” represent the combination of the results for the year ended December 31, 2013 and the quarter ended March 31, 2014, less the results of the quarter ended March 31, 2013.

Response: The Partnership has revised the Registration Statement to disclose that the twelve months ended June 30, 2014 column represent the combination of the results for the year ended December 31, 2013 and the six months ended June 30, 2014, less the results of the six months ended June 30, 2013. Please see page 67.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 65

11.	We note from your response to our prior comment 30 that you have revised your disclosure on page 67 to include a column for the twelve month period ended March 31, 2014 on a pro forma basis. In light of the fact that these amounts do not represent historical amounts, please revise this section to include disclosure of the nature of this column and the pro forma adjustments reflected in twelve month period ended March 31, 2014 column on a pro forma basis. For example, please disclose the nature and amounts of the interest expense adjustments that have been made to historical amounts. Also, your financing discussion on page 71 should include the reason(s) for the differences between the forecast amounts of interest expense and the pro forma expense for the twelve months ended March 31, 2014.

Response: The Partnership has revised the Registration Statement to include footnote disclosure of the nature of the pro forma twelve months ended June 30, 2014 column and the nature and amounts of the interest expense adjustments that have been made to the historical amounts. Please see page 70. The Partnership has included similar disclosure in the financing discussion on page 74.

August 29, 2014

Depreciation Expense, page 71

12.	We note your disclosure from our prior comment 35 that you have revised your disclosure to indicate that forecasted depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 20 years. Please revise to disclose the amounts of the depreciable assets used to forecast depreciation expense.

Response: The Partnership has revised the Registration Statement to disclose the amounts of the depreciable assets used to forecast depreciation expense. Please see page 74.

Selected Financial Data and Pro Forma Information, page 84

13.	We note from your response to our prior comment 38 that you will revise to disclose pro forma net income (loss) allocated to common and subordinated limited partner units for purposes of computing net income (loss) per unit when such information becomes available. Please revise to include disclosure of the number of common and subordinated units used in your calculations. Please make similar changes to your disclosure in your Summary Historical and Pro Forma Financial and Operating Data on page 22.

Response: The Partnership has revised the Registration Statement to include disclosure of the number of common and subordinated units used in its calculations of pro forma net income (loss) allocated to common and subordinated units. Please see pages 23 and 91. The Partnership advises the Staff that it will further update Registration Statement to include the actual number of units used in its calculations when such information becomes available.

Security Ownership and Certain Beneficial Owners, page 140

14.	We note your response to our prior comment 52 and the revised disclosure in footnote 2 to the table. Please revise to clearly state who the natural persons are who have dispositive and voting power over the units.

Response: The Partnership has revised the Registration Statement to provide the requested disclosure. Please see page 147.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2014, page F-3

15.	Please revise to disclose your outstanding common units, subordinated units and general partner units on an actual and pro forma basis.

Response: The Partnership has revised the Registration Statement to provide the requested disclosure. Please see page F-4. The Partnership advises the Staff that it will further update the Registration Statement to include the number of units on an actual and pro forma basis when that information becomes available.

August 29, 2014

Other

16.	Please revise your Form S-1 registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Partnership has updated the Registration Statement to update the financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

*     *     *     *

August 29, 2014

In connection with the above responses to the Staff’s comments, the Partnership has represented to us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7418 or Keith Benson at (713) 546-7459.

Very truly yours,

By:	/s/ Sean T. Wheeler
Sean T. Wheeler of Latham & Watkins LLP

Cc:	Daniel K. Borgen
USD Partners LP

Keith Benson
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P